Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GENERAL AGRICULTURE CORPORATION

The name of the Corporation is General Agriculture Corporation. The Corporation was originally incorporated, and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 24, 2010 under the name Geltology Inc.

This Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation is being adopted pursuant to Section 242 and Section 245 of the Delaware General Corporation Law and restates and amends the Certificate of Incorporation. This Amended and Restated Certificate of Incorporation was declared advisable by the written consent of the Board of Directors of the Corporation and adopted and approved by the written consent of the stockholders of the Corporation.

FIRST: The name of the Corporation is General Agriculture Corporation.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 108 W. 13th Street, Wilmington, Delaware 19801, in the County of New Castle. The name of the agent at such address is Business Filings Incorporated.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The aggregate number of shares of all classes of capital stock which the Corporation shall have authority to issue is two hundred fifty million (250,000,000), of which two hundred million (200,000,000) shall be common stock, par value $.0001 per share (the “Common Stock”), and fifty million (50,000,000) shall be preferred stock, par value $.0001 per share (the “Preferred Stock”).

Shares of Preferred Stock may be issued in one or more series. The number of shares included in any series of Preferred Stock and the full or limited voting rights, if any, the cumulative or non-cumulative dividend rights, if any, the conversion, redemption or sinking fund rights, if any and the priorities, preferences and relative, participating, optional and other special rights, if any, in respect of the Preferred Stock, any series of Preferred Stock or any rights pertaining thereto, and the qualification, limitations or restrictions on the Preferred Stock, any series of Preferred Stock or any rights pertaining thereto, shall be those set forth in the resolution or resolutions providing for the issuance of the Preferred Stock or such series of Preferred Stock adopted at any time and from time to time by the board of directors of the Corporation (the “Board”) and filed with the Secretary of State of the State of Delaware. The Board is hereby expressly vested with authority, to the full extent now or hereafter provided by the Law, to adopt any such resolution or resolutions.

FIFTH: The Board is authorized and empowered to adopt, amend or repeal the by-laws of the Corporation.

SIXTH: The Corporation shall indemnify, to the fullest extent now or hereafter permitted by law, each director, officer or other authorized representative of the Corporation who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an authorized representative of the Corporation, against all expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or limitation of liability is expressly prohibited by the Delaware General Corporation Law as in effect at the time of the alleged breach of duty by such director.

Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection existing at the time of such repeal or modification to which any person may be entitled under this Article. The rights conferred by this Article shall not be exclusive of any other right which the Corporation may now or hereafter grant, or any person may have or hereafter acquire, under any statute, provision of this Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise. The rights conferred by this Article shall continue as to any person who shall have ceased to be a director or officer of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

For the purposes of this Article, the term “authorized representative” shall mean a director, officer, employee or agent of the Corporation or of any subsidiary of the Corporation, or a trustee, custodian, administrator, committeeman or fiduciary of any employee benefit plan established and maintained by the Corporation or by any subsidiary of the Corporation, or a person who is or was serving another Corporation, partnership, joint venture, trust or other enterprise in any of the foregoing capacities at the request of the Corporation.

Executed on September 2, 2014

/s/ Shaokang Zeng
Shaokang Zeng, Secretary